Exhibit 12(a)

Three Bryant Park 1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax www.dechert.com

October 18, 2024

Board of Directors

Boston Partners Global Long/Short Fund

The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

Board of Trustees

John Hancock Disciplined Value Global Long/Short Fund

John Hancock Investment Trust

200 Berkeley Street

Boston, Massachusetts 02216

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Boston Partners Global Long/Short Fund (the “Acquired Fund”), a separate series of The RBB Fund, Inc., a Maryland corporation (the “Company”), and to John Hancock Disciplined Value Global Long/Short Fund (the “Acquiring Fund”), a separate series of John Hancock Investment Trust, a Massachusetts business trust (the “Trust”), and to the holders of shares of the Acquired Fund (the “Acquired Fund Shares”), in connection with the transfer of all of the assets of the Acquired Fund (the “Acquired Fund Assets”) to the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (the “Merger Shares”) and the assumption by the Acquiring Fund of all known liabilities of the Acquired Fund (the “Acquired Fund Liabilities”), followed by the distribution of the Merger Shares received by the Acquired Fund in complete liquidation and termination of the Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Agreement”) dated as of October 18, 2024, executed by the Trust on behalf of the Acquiring Fund and by the Company on behalf of the Acquired Fund.

Page 2 Boston Partners Global Long/Short Fund – John Hancock Disciplined Value Global Long/Short Fund October 18, 2024

For purposes of this opinion, we have examined and relied upon (1) the Agreement, (2) the Form N-14 filed by Acquiring Fund Trust with the Securities and Exchange Commission, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Trust on behalf of the Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Company on behalf of the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Agreement and the Form N-14 referred to above.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Fund and the Acquiring Fund:

1.

The Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the Acquired Fund and the Acquiring Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

2.

No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund Assets to the Acquiring Fund solely in exchange for Merger Shares and the assumption of the Acquired Fund Liabilities by the Acquiring Fund or upon the distribution by the Acquired Fund of the Merger Shares to the Acquired Fund’s shareholders in exchange for their Acquired Fund Shares, except that the Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code;

Dechert LLP

Page 3 Boston Partners Global Long/Short Fund – John Hancock Disciplined Value Global Long/Short Fund October 18, 2024

3.

No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Acquired Fund Assets solely in exchange for Merger Shares and the assumption of the Acquired Fund Liabilities by the Acquiring Fund;

4.

The tax basis of the Acquired Fund Assets acquired by the Acquiring Fund will be the same as the basis of those assets in the hands of the Acquired Fund immediately before the transfer, adjusted for any gain or loss required to be recognized in paragraph (2) above;

5.

The tax holding period of the Acquired Fund Assets in the hands of the Acquiring Fund will include the Acquired Fund’s tax holding period for those assets (except where the investment activities of the Acquiring Fund have the effect of reducing or eliminating a tax holding period with respect to an asset and except for any asset with respect to which gain or loss is required to be recognized as described in paragraph (2) above);

6.	No gain or loss will be recognized by the Acquired Fund shareholders upon the exchange of their Acquired Fund Shares solely for the Merger Shares as part of the Reorganization;

7.

The aggregate tax basis of the Merger Shares received by each Acquired Fund shareholder in the Reorganization will be the same as the aggregate tax basis of such shareholder’s Acquired Fund Shares surrendered in exchange therefor;

8.

The tax holding period of the Merger Shares received by each Acquired Fund shareholder will include the tax holding period of such shareholder’s Acquired Fund Shares surrendered in the exchange, provided that the Acquired Fund Shares were held by such shareholder as capital assets on the date of the exchange; and

9.

The Acquiring Fund will succeed to and take into account the tax attributes of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in the Code, the regulations thereunder, and existing court decisions and published interpretations of the Code and regulations.

Dechert LLP

Page 4 Boston Partners Global Long/Short Fund – John Hancock Disciplined Value Global Long/Short Fund October 18, 2024

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Agreement. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to the Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

Very truly yours,

/s/ Dechert LLP

Dechert LLP